FNX MINING COMPANY INC.

ANNUAL AND SPECIAL MEETING

TO BE HELD MAY 19, 2004

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

MARCH 23, 2004

FNX MINING COMPANY INC.

Suite 700, 55 University Avenue

Toronto, Ontario  M5J 2H7

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders (the "Meeting") of FNX Mining Company Inc. (the "Corporation") will be held at the Toronto Stock Exchange, Conference Centre, 130 King Street West, Toronto, Ontario M5X 1J2 on Wednesday, the 19th day of May, 2004, at 4:30 p.m. (Toronto time) for the following purposes:

1.

to receive and consider the audited financial statements of the Corporation for the fiscal year ended December 31, 2003, together with the report of the auditors thereon;

2.

to elect directors;

3.

to appoint auditors and to authorize the directors to fix their remuneration;

4.

to consider and if thought fit, pass a resolution authorizing the directors to issue up to 50% of the number of common shares of the Corporation outstanding as at the date of the Meeting, from time to time during the 12 month period following the Meeting pursuant to one or more private placement financings; and

5.

to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular, the audited financial statements of the Corporation for the fiscal year ended December 31, 2003 and a supplemental mailing list form.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

DATED at Toronto, Ontario as of the 23rd day of March, 2004.

BY ORDER OF THE BOARD

(signed)

A.T. MacGibbon

President and Chief Executive Officer

FNX MINING COMPANY INC.

Suite 700, 55 University Avenue

Toronto, Ontario  M5J 2H7

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF FNX MINING COMPANY INC. (the "Corporation") of proxies to be used at the annual and special meeting of shareholders (the "Meeting") of the Corporation to be held at the time and place and for the purposes set forth in the enclosed Notice of Meeting.  It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost.  The cost of solicitation by management will be borne directly by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers of the Corporation.  A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of the Meeting, or delivering the completed proxy to the chairman on the day of the Meeting or any adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of such Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

The exercise of a proxy does not constitute a written objection for the purposes of subsection 185(6) of the Business Corporations Act (Ontario).

Voting of Proxies

The shares represented by proxies in favour of management nominees will be voted or withheld from voting or voted against in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by the proxy shall be voted accordingly. WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS, AND FOR EACH ITEM OF SPECIAL BUSINESS, AS STATED ELSEWHERE IN THIS INFORMATION

CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.  At the time of printing this information circular the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Non-Registered Holders

Only registered holders of common shares of the Corporation (the "Common Shares") or the persons they appoint as their proxies are permitted to vote at the Meeting.  However, in many cases, Common Shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") with whom the Non-Registered Holder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Corporation will have distributed copies of the Notice, this Circular and the form of proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the meeting materials to Non-Registered Holders. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in proxy-related materials, a request for voting instructions (the "voting instructions form") which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own.  Should a Non-Registered Holder who receives the voting instructions form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the voting instructions form and a form of legal proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the voting instructions form.

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of Common Shares.  As at March 23, 2004, the Corporation had issued and outstanding 47,506,169 Common Shares.

The Corporation shall make a list of all persons who were registered holders of Common Shares on April 12, 2004 (the "Record Date") and the number of Common Shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, not later than ten days before the day of the Meeting, that his name be included in the list.  In such case the transferee is entitled to vote his shares at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as of March 23, 2004, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the Meeting:

Name of Shareholder	Number and Class of Shares	Percentage of the Class of Outstanding Voting Securities of the Corporation (1)
Dundee Wealth Management Inc.	8,278,900 Common Shares	17.4%

(1)

Based on 47,506,169 Common Shares issued and outstanding as at March 23, 2004.

Executive Compensation

Compensation of Officers

The following table sets forth information concerning all annual and long-term compensation for services rendered in all capacities to the Corporation for the fiscal years ended December 31, 2003, 2002 and 2001 in respect of the individual who was, at each year-end, the President and Chief Executive Officer of the Corporation and the Vice President Investor Relations and Corporate Affairs, being the only other officer of the Corporation who received a total salary and bonus during the fiscal year ended December 31, 2003 that exceeded $100,000 (collectively, the "Named Executive Officers").

Summary Compensation Table

Name and Title	Fiscal Year Ended	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
A.T. MacGibbon President, Chief Executive Officer and Director	December 31, 2003	200,000	Nil	Nil	660,000	Nil	Nil	Nil
	December 31, 2002	200,000(1)	350,000(2)	Nil	645,000	Nil	Nil	Nil
	December 31, 2001(3)	75,000	Nil	Nil	300,000	Nil	Nil	Nil
Dave Constable, Vice President Investor Relations and Corporate Affairs	December 31, 2003	105,000	15,000	Nil	20,000	Nil	Nil	Nil
	December 31, 2002(4)	71,413	Nil	Nil	100,000	Nil	Nil	Nil

(1)

Paid to a management company which is owned by Mr. MacGibbon.

(2)

$50,000 was paid as a bonus in respect of the year ended December 31, 2001 year which was paid in 2002 and $300,000 was paid as a performance bonus in respect of the year ended December 31, 2002 for meeting certain performance targets and goals as set in Mr. MacGibbon's employment contract.

(3)

Fiscal year comprised of six months.

(4)

Represents compensation paid to Mr. Constable from June 3, 2002 to December 31, 2002.

Option Grants in Fiscal Year Ended December 31, 2003

The following table sets forth details regarding stock options granted to the Named Executive Officers during the fiscal year ended December 31, 2003.

Name and Title	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($)	Market Value of Securities Underlying Options on the Date of Grant ($)	Expiration Date
A.T. MacGibbon, President, Chief Executive Officer and Director	300,000 360,000	17 20	$6.45 $8.70	$6.45 $8.70	January 14, 2008 November 3, 2008
Dave Constable, Vice President Investor Relations and Corporate Affairs	20,000	1	$5.50	$5.50	April 9, 2008

Options Exercised and Aggregates Remaining at Year-End

The following table provides detailed information regarding options exercised by the Named Executive Officers during the fiscal year ended December 31, 2003 and options held by the Named Executive Officers as at December 31, 2003.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2003		Value of Unexercised In-the-money Options at December 31, 2003
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
A.T. MacGibbon, President, Chief Executive Officer and Director	300,000 110,000 250,000	$1,635,000(1) 847,000(2) 1,150,000(3)	395,000 300,000 360,000	Nil Nil Nil	1,469,400(4) 681,000(5) 7,200(6)	Nil Nil Nil
Dave Constable, Vice President Investor Relations and Corporate Affairs	80,000(7)	378,400	10,000	10,000	32,200(8)	32,200(8)

(1)

Based on the closing price of the Common Shares on January 14, 2003 of $6.45 less the exercise price of such options of $1.00.

(2)

Based on the closing price of the Common Shares on November 10, 2003 of $8.70 less the exercise price of such options of $1.00.

(3)

Based on the closing price of the Common Shares on November 10, 2003 of $8.70 less the exercise price of such options of $4.10.

(4)

Based on the closing price of the Common Shares on December 31, 2003 of $8.72 less the exercise price of such options of $5.00.

(5)

Based on the closing price of the Common Shares on December 31, 2003 of $8.72 less the exercise price of such options of $6.45.

(6)

Based on the closing price of the Common Shares on December 31, 2003 of $8.72 less the exercise price of such options of $8.70.

(7)

Mr. Constable exercised, at $2.55 per share, 10,000 options on each of January 2, 2003 (when the closing price was $6.52 per share), January 20, 2003 (when the closing price was $7.16 per share), January 24, 2003 (when the closing price was $7.35 per share), March 27, 2003 (when the closing price was $6.30 per share), April 15, 2003 (when the closing price was $5.91 per share), and September 25, 2003 (when the closing price was $7.12 per share) and exercised 20,000 options on November 6, 2003 (when the closing price was $8.94 per share).

(8)

Based on the closing price of the Common Shares on December 31, 2003 of $8.72 less the exercise price of such options of $5.50.

Employment Contracts

The Corporation entered into an agreement (the "Executive Services Agreement") effective January 1, 2002 with ATM & Associates Inc. ("ATM"), a corporation wholly owned by A.T. MacGibbon (Mr. MacGibbon and ATM are collectively referred to in the Executive Services Agreement as the "Chief Executive"). The Executive Services Agreement provides for the appointment of the Chief Executive as Chief Executive Officer of the Corporation for the term of the agreement, commencing January 1, 2002. The Executive Services Agreement was terminated effective January 1, 2003 in favour of an executive employment contract (the "Executive Employment Contract") having identical terms to the Executive Services Agreement, except that it provides for the provision of services to the Corporation by Mr. MacGibbon directly instead of through ATM. The Executive Employment Agreement will continue in effect unless terminated in accordance with the provisions thereof by the Corporation or by the Chief Executive as discussed in detail below. The Executive Employment Agreement provides for remuneration payable to the Chief Executive of $200,000 per year (the "Annual Fee") and normal benefits available to officers of the Corporation including a suitable motor vehicle. The Annual Fee is subject to review by the board of directors of the Corporation (the "Board of Directors" or the "Board") at least once per year and may be increased as determined by the Board.  The Executive Employment Agreement also provides for the possible payment of an annual bonus to the Chief Executive in respect of each completed fiscal year, the amount of which is to be determined in the discretion of the Board of Directors. The Corporation is entitled to terminate the Executive Employment Agreement at any time with cause, or upon the death or disability of Mr. MacGibbon. The Executive Employment Agreement also provides that the Chief Executive may terminate the Executive Employment Agreement on 30 days' prior notice to the Corporation within 180 days of the occurrence of any of the following: (i) the Chief Executive being relieved of his duties as Chief Executive other than for cause, disability or death; (ii) a material change in the duties performed by the Chief Executive; (iii) a material change in the salary, benefits or other remuneration payable to the Chief Executive (other than bonuses); (iv) a material breach by the Corporation of the provisions of the Executive Employment Agreement; or (v) a change of control of the Corporation. In the event of termination by the Chief Executive for any of the foregoing reasons, the Chief Executive is entitled to a lump sum amount equal to twice the Annual Fee at the time of termination.

Composition of Compensation Committee

The Committee was established for the purpose of reviewing and providing recommendations for the compensation of executive officers to the Board of Directors. The Compensation Committee meets in the absence of senior management on compensation issues related to senior management.

The Corporation's Compensation Committee was changed effective January 8, 2004. Stepping off of the Committee were A.T. MacGibbon, an officer of the Corporation, and Robert D. Cudney. Replacing these individuals were Duncan Gibson and Frank McKenna. Wayne Beach continued as a Committee member. Duncan Gibson will Chair the Committee. All Committee members are unrelated and independent.

Report on Executive Compensation

The Corporation's total compensation policy for executives is designed to attract, retain and motivate top quality individuals at the executive level.

The compensation of the executive officers of the Corporation is determined on the basis of several factors. Considerations include compensation paid to persons occupying similar positions with resource exploration and development stage companies of comparable size, the individual's experience, corporate responsibilities, the performance of the individual and the achievement of specific annual objectives.

The current compensation package consists of salary, bonuses and stock options.  Most of the emphasis to date has been placed on salary and stock options as described below.  The executive officers of the Corporation are entitled to receive all benefits which are available to senior management generally.

The Compensation Committee conducts an annual review and where appropriate recommends adjustments to executive compensation.  It relies upon external studies, the knowledge and experience of Committee members and other members of the Board of Directors to set appropriate levels of salary and other compensation.  These levels are based upon the Corporation's performance and development and the executive officer's performance. As well, from time to time during the year the Committee may recommend grants of stock options.  The Compensation Committee also utilized the services of a consultant, The Wynford Group, to benchmark the compensation packages of senior executives against other public corporations with similar revenue and at a similar stage of development.

The Compensation Committee also assesses the performance of the Chief Executive Officer on an annual basis and establishes his base salary, bonus and stock option entitlement in the same way that the compensation of other executives is established, as outlined below.

Base Salaries

The Corporation's policy has traditionally been to establish salaries and benefits paid to the Corporation's executive officers, including the Chief Executive Officer, below those paid to persons performing similar functions within the mining industry.  The Corporation has granted stock options to its executive officers, reflecting lower salaries and allowing the Corporation's executives to participate in the success of the Corporation.  This policy reflects the Corporation's "exploration growth" stage of development.

Bonus Compensation

Historically the Corporation did not pay bonuses to its executive officers.  Commencing with results in 2003, as the Corporation matured beyond the rapid exploration growth stage, this policy was revisited and bonuses were awarded to executive officers, payable in 2004. The bonuses were based on the Corporation's performance, each individual's responsibilities and each individual's performance against specific 2003-based objectives.

Bonuses in 2004 will be awarded on a similar basis to 2003.  Corporation performance, each individual's responsibilities and performance against 2004 objectives will be considered.

An aggregate of $15,000 in bonuses were paid in 2003.

Stock Options

The stock option plan of the Corporation (the "Plan") is designed to motivate and retain directors, officers, key employees and other service providers and to align their interests with those of the Corporation's shareholders. Participation in the Plan rewards overall corporate performance, as measured through the price of the Common Shares. In addition, the Plan enables executives to develop and maintain a significant ownership interest in the Corporation. All options that have been granted under the Plan have been issued at an exercise price that is not less than the market price of the Common Shares on the date of the grant.

Long-term incentives for executive officers have been provided through stock options granted under the Plan and are an important part of compensation.

Criteria for granting stock options under the plan include:

  the performance of the Corporation;

  the performance of the executive officers;

  the level of responsibility of the executive officers;

  the number of stock options previously issued to the executive officers; and

  the difference between salaries and other compensation which such executive officers are receiving from the Corporation when compared to compensation they could earn in peer group companies.

Stock option grants and exercises of options by the Named Executive Officers during 2003 have been outlined in detail elsewhere in this information circular.

The Corporation may amend its compensation policies and mix of salary, bonus and stock options as the Corporation matures.

Submitted by the Compensation Committee

Duncan Gibson

Wayne Beach            Frank McKenna

Performance Graph

The following graph and table illustrate the Corporation's cumulative shareholder return (assuming the re-investment of dividends of which there have been none) based upon a $100 investment from December 31, 1998 to December 31, 2003, compared to the cumulative total shareholder return from a similar investment in the S&P/TSX Composite Index and the Global Industry Classification Standard Precious Metals and Mining Index over the same period.

	December 31, 1998	December 31, 1999	December 31, 2000	December 31, 2001	December 31, 2002	December 31, 2003
FNX	$100.00	$38.03	$49.30	$225.35	$929.58	$1,228.17
Metals and Mining	$100.00	$104.41	$88.77	$92.09	$133.55	$189.29
S&P/TSX	$100.00	$131.71	$141.47	$123.69	$108.30	$137.25

Compensation of Directors

Directors who are not officers of the Corporation are entitled to receive director's fees of $12,000 per year and $1,000 per meeting attended. Directors are also entitled to receive an annual retainer of $2,000 per committee to which they are appointed. Directors who are not officers are also entitled to receive compensation to the extent that they provide services to the Corporation at rates that would be charged by such directors for such services to arm's length parties.

Directors are also entitled to participate in the Plan. Of the 2,993,000 options of the Corporation outstanding as at March 23, 2004, 1,073,000 options have been granted to current directors of the Corporation excluding Mr. MacGibbon. Mr. MacGibbon's options are described under "Executive Compensation - Option Grants in Fiscal Year Ended December 31, 2003".

Directors' and Officers' Insurance and Indemnification

The Corporation has obtained liability insurance for the directors and officers of the Corporation. The total annual premium for such insurance is approximately $216,000 in respect of directors and officers, no part of which is payable by the directors or officers of the Corporation. The aggregate insurance coverage under the policy for both directors and officers is limited to $10 million with deductibles ranging from $100,000 for most claims to $250,000 per occurrence for securities claims.

Election of Directors

The articles of the Corporation provide that the Board of Directors may consist of a minimum of three and a maximum of eleven directors, to be elected annually.  Each director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws.

At the Meeting, shareholders will be asked to elect nine directors to the Board of Directors (the "Nominees"). The following table provides the names of the Nominees and information concerning them. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director.

Name and Municipality of Residence	Position with Corporation	Period of Service as a Director	Present Occupation if Different from Office Held	Number of Common Shares Beneficially Owned or Over Which Control is Exercised (1)
A. Terrance MacGibbon(5) Oakville, Ontario	President and Chief Executive Officer and Director	Since 1997	N/A	600,000
Terrence Podolsky(6) Oakville, Ontario	Director	Since 1984	Consulting Geologist	270,001
Donald M. Ross(4) Toronto, Ontario	Director	Since 1984	Chairman of the Board, Jones, Gable & Company Limited	219,300
Robert D. Cudney(5) Toronto, Ontario	Director	Since 1993	President and Chief Executive Officer, Northfield Capital Corp.	26,900(7)
Wayne G. Beach (2) (3) (4) Toronto, Ontario	Director	Since 1996	Barrister and Solicitor Beach, Hepburn LLP	75,000
James W. Ashcroft(5) (6) Sudbury, Ontario	Director	Since 2001	Consulting Mining Engineer	50,000
Frank McKenna(3) (8) Cap Pele, New Brunswick	Director	Since 2003	Counsel with McInnes Cooper	Nil
John Lydall(6) (9) Oakville, Ontario	Director	Since 2003	Retired Mining Engineer and Investment Banker	65,000
J. Duncan Gibson(3) (4) (10) Toronto, Ontario	Director	Since 2003	Retired Bank Executive	1,000

(1)

The information as to Common Shares beneficially owned or over which the Nominees exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective Nominees individually as at March 23, 2004.  All of the Nominees have held their present position with the same or associated firms or organizations during the past five years except as noted below.

(2)

Prior to January 1, 2001, Mr. Beach was self-employed.

(3)

Member of the Compensation Committee.

(4)

Member of the Audit Committee.

(5)

Member of the Safety, Health and Environment Committee.

(6)

Member of the Corporate Governance Committee.

(7)

Mr. Cudney also controls Northfield Capital Corp. which owned, controlled or directed 1,450,796 Common Shares as at March 23, 2004.

(8)

During the five years prior to his appointment as a director of the Corporation, Mr. McKenna has been and is currently Counsel with the Atlantic law firm of McInnes Cooper and is a director of several major corporations. Mr. McKenna served as the Premier of New Brunswick from 1987-1997.

(9)

During October 2003, Mr. Lydall retired as Managing Director of the Mining Investment Banking Group at National Bank Financial. Prior to his appointment as Managing Director of the Mining Investment Banking Group at National Bank Financial, he held various positions at National Bank Financial and its predecessor company, First Marathon ranging from mining analyst to senior investment banker.

(10)

During November 2001, Mr. Gibson retired as Vice Chairman of the Commercial Banking Group of a Canadian chartered bank, a position which he held from 1999. From January 1997 to April 1999 Mr. Gibson was the Vice Chairman of the Wealth Management Services Group of a Canadian chartered bank. His career at a Canadian chartered bank included senior executive positions in Commercial Banking, Wealth Management, Operations and Retail Banking in Canada and in Corporate Banking in the United States.

IF ANY OF THE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Appointment of Auditors

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of KPMG LLP ("KPMG"), Chartered Accountants, as auditors of the Corporation for the current fiscal year and to authorize the directors to fix their remuneration. Smith Nixon & Co. LLP ("Smith Nixon"), Chartered Accountants, the former auditors of the Corporation, tendered their resignation effective November 6, 2003. On November 6, 2003, the directors of the Corporation appointed KPMG, Chartered Accountants, as successor auditors.  In this regard, in order to comply with National Policy No. 31 and the OBCA, a copy of the Notice of Change of Auditors, the response letter of Smith Nixon, Chartered Accountants and the response letter of KPMG, Chartered Accountants, are attached hereto as Schedule II.

From time to time, the Corporation's auditors also provide consulting and other non-audit services to the Corporation. The aggregate fees billed by the Corporation's auditors to the Corporation for the fiscal year ended December 31, 2003, were approximately $82,000, which included fees of approximately $76,000 for audit and audit-related services. The remaining fees were paid primarily for tax compliance and consulting services.

Indebtedness of Officers and Directors to the Corporation

No officer or director of the Corporation was indebted to the Corporation, at any time during its last completed financial year.

Approval of Future Private Placement Financings

Management is of the view that additional funds may be required for the Corporation to expand its exploration and development activities. The Corporation may wish to raise further equity funding pursuant to one or more private placements.

At the Meeting, shareholders will be asked to approve an ordinary resolution (the "Private Placement Financing Resolution") authorizing the Board of Directors to enter into one or more private placements from time to time during the 12 month period following the Meeting to issue up to 50% of the number of Common Shares outstanding as at the date of the Meeting to subscribers, all or substantially all of whom would be at arm's length to the Corporation. Pursuant to the rules and guidelines of the TSX, shareholder approval may be required if the total number of shares of a listed company which are issued or subject to issuance pursuant to private placement transactions during any six month period exceeds 25% of the number of shares of the Corporation which are outstanding prior to giving effect to such transactions (the "TSX 25% Rule"). The application of the TSX 25% Rule may restrict the availability to the Corporation of funds which the Corporation may wish to raise in the future by private placement of its securities. Management of the Corporation is of the view that it would be prudent to have the authority to secure additional funds by issuing additional securities by way of private placement in order to save the time and expense of seeking shareholder approval at a special meeting of shareholders. The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is obtained.

Private placements will be completed only if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Corporation to expand its activities. The issuance of Common Shares pursuant to these private placements will not materially affect the control of the Corporation. Each private placement will only take place with the prior approval of the TSX which approval would be conditional upon compliance with the rules and guidelines of the TSX. These rules provide, in part, that each private placement must be substantially with parties at arm's length to the Corporation, each cannot materially affect control of the company, must be completed within a 12 month period following the date of shareholder approval and must not be priced lower than the closing price (the "Market Price") on the trading day prior to the date notice is given to the TSX of the private placement, less the applicable discount permitted by the TSX.

In any event, the TSX retains the discretion to decide whether or not a particular private placement is "substantially" at arm's length or will materially affect control in which case specific shareholder approval may be required.

At the Meeting, shareholders will be asked to consider and, if thought fit, approve the Private Placement Financing Resolution substantially in the form attached as Schedule I to this information circular, authorizing the Board of Directors to enter into one or more private placements as discussed above. Approval will be obtained if a majority of the votes cast are in favour.

The directors of the Corporation believe the passing of the resolution is in the best interests of the Corporation and recommends that shareholders vote in favour of the resolution.  In the event the resolution is not passed, the TSX will not approve any private placements that result in the issuance or possible issuance of a number of shares which exceed the TSX 25% Rule, without specific shareholder approval.  Such restriction could impede the Corporation's timely access to required funds on favourable terms.  PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE ABOVE RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST THIS RESOLUTION.

Interest of Insiders in Material Transactions

There have been no material transactions entered into since January 1, 2003 or proposed to be entered into by the Corporation with any director or senior officer of the Corporation, any principal shareholder of the Corporation or any associate or affiliate of the foregoing that have not previously been disclosed in an information circular of the Corporation except as set forth below:

The Corporation has subscribed for 200,000 special warrants and 200 common shares of International Nickel Ventures Inc. ("INVI") and agreed to loan INVI up to $200,000 for an aggregate cost to the Corporation of up to $200,000 in a financing of INVI. Each special warrant is convertible, for no additional consideration, into one common share of INVI. Terry MacGibbon (Oakville, Ontario), the President, CEO and a director of the Corporation; James

Patterson (Oakville, Ontario), the Vice-President, Exploration of the Corporation; Rob Cudney (Toronto, Ontario), a director of the Corporation; and James Ashcroft (Sudbury, Ontario), a director of the Corporation have each, directly or through entities affiliated with such persons, subscribed for 50,000 special warrants and 50 common shares of INVI and agreed to loan INVI up to $50,000 on the same basis as the Corporation. To March 23, 2004, the Corporation has agreed to advance $40,000 to INVI and each of Messrs. MacGibbon, Patterson, Cudney and Ashcroft have, directly or through entities affiliated with such persons, agreed to advance $10,000 to INVI.

INVI is a private company established to seek out, acquire, explore, develop, exploit, dispose of and otherwise deal with laterite nickel properties around the world. In connection with its acquisition of securities of INVI, INVI has agreed to grant the Corporation a right of first refusal to purchase any nickel properties acquired by INVI that it wishes to sell. Mr. MacGibbon has been appointed a director of INVI.

In connection with the Board's consideration of its investment in INVI, Messrs. MacGibbon, Cudney and Ashcroft declared their interest to acquire securities of INVI, directly or through entities affiliated with such persons, and refrained from voting. In addition, Messrs. MacGibbon, Cudney and Ashcroft sought and obtained permission from the Corporation prior to investing in INVI.

Statement of Corporate Governance Practices

The Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation. The Board has confirmed the strategic objective of the Corporation of seeking out and exploring mineral bearing deposits with the intention of developing and mining the deposit. The Corporation is currently focused on applying this strategy with respect to the Sudbury Basin properties.

The TSX has set out a series of guidelines for effective corporate governance (the "TSX Guidelines"). The TSX Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The TSX requires the disclosure by each listed corporation of its approach to corporate governance with reference to the TSX Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance. The Ontario Securities Commission released corporate governance guidelines for comment on January 16, 2004 (the "OSC Guidelines"). The OSC Guidelines have been proposed in order to improve corporate governance practices in light of recent corporate governance related developments in Canada and in the United States. While the proposed OSC Guidelines are not yet in force, the Corporate Governance Committee of the Board of Directors has undertaken to re-examine its corporate governance practices in the context of the proposed OSC Guidelines in order to improve its corporate governance practices and will implement any applicable changes to its practices where appropriate. In connection therewith, the Corporate Governance Committee has undertaken a number of initiatives, including:

  a review of each of the charter documents for the Board and the various committees of the Board;

  a review of compensation paid to directors to ensure Board remuneration and the method of payment is appropriate to enable the Corporation to attract the individuals it requires to serve on the Board;

  considering the appointment of a lead director who is an unrelated and outside director and the mandate and role of such director;

  a policy mandating in camera sessions of the independent and unrelated directors;

  a review of the Corporation's disclosure and insider trading policy;

  a review and assessment of the Corporation's current codes and policies regarding ethics and business conduct; and

  a consideration of an appropriate policy and process relating to internal disclosure controls and procedures.

The Board is committed to pursuing its objective of continuously improving corporate governance practices and intends to implement changes to its practices where appropriate.

Set out below is a description of the Corporation's approach to corporate governance in relation to the TSX Guidelines.

Guideline 1

The Board of Directors should explicitly assume responsibility for stewardship of the Corporation.

Comment:

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation. The Board of Directors has plenary power (that is, any responsibility which is not delegated to senior management or to committees of the Board of Directors remains with the Board of Directors) and, as part of its overall stewardship responsibility, assumes responsibility for the following matters:

(a)

Adoption of a Strategic Planning Process

The Board of Directors is charged with taking an early, active and direct role in the strategic planning process, including considering such matters as acquisitions of properties, divestitures of properties, financing and public relations. Management is responsible for the day-to-day operations of the Corporation, however, the Board of Directors takes an active role in reviewing projects and statements of corporate direction with supporting plans for implementation on a regular basis.  In addition, the Board of Directors monitors the success of management in implementing and adhering to approved objectives, budgets and strategies.

(b)

Identification of the Principal Risks associated with the Corporation's Business and Ensuring the Implementation of Appropriate Systems to Manage These Risks

Mineral exploration is inherently unpredictable.  Future metal prices, the success of exploration and development programs and other property transactions can have a significant impact on capital requirements.

The Board of Directors has identified the principal risks of the Corporation to be the price of various metals in the international markets and the affect those prices have on the ability of the Corporation to raise the financing required to carry out its exploration and development activities and the success of the Corporation's exploration and development activities.

The Board of Directors has assigned the responsibility for monitoring these risks to the Chief Executive Officer of the Corporation.  The Board reviews all activities of the Chief Executive Officer regularly at meetings of the Board.

(c)

Succession Planning Including Appointing, Training and Monitoring Senior Management

The Board of Directors makes all senior officer appointments. The Compensation Committee monitors their performance and is responsible for succession planning and management development.

(d)

A Communications Policy for the Corporation

The Board of Directors has adopted a communications policy which requires the Corporation to disseminate the material results of its ongoing business and exploration activities and financial operations on a regular and timely basis.  David Constable, the Corporation's Vice President Investor Relations and Corporate Affairs is responsible for the Corporation's investor relations activities and all communications with and from shareholders. Most of the Corporation's communications with its shareholders are reviewed by the Board of Directors including annual financial statements, annual reports, management's discussion and analysis of operating results, quarterly results and management's comments thereon, proxy solicitation materials. Press releases relating to material changes except for periodic press releases on exploration results, whether material or not which are reviewed by management and interested third parties only.

(e)

The Integrity of the Corporation's Internal Control and Management Information Systems

The Audit Committee has been mandated to review with management the Corporation's internal control and management information systems. The Audit Committee meets with the Corporation's external auditors on a quarterly basis to assess the integrity of the Corporation's internal control systems.

Guidelines 2 and 3

A majority of the directors should be "unrelated" directors.

Comment:

The Board is currently comprised of nine directors.  The Board believes that there are currently eight "unrelated" directors and one "related" director within the meaning of the TSX Guidelines.

Pursuant to the TSX Guidelines, an "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings.  Based on this definition, all of the directors of the Corporation are "unrelated" directors except for A.T. MacGibbon who is considered to be a "related" director as he is the President and Chief Executive Officer of the Corporation.

The TSX Guidelines makes an informal distinction between inside and outside directors. The TSX Guidelines considers an inside director to be a director who is an officer or employee of the Corporation or any of its affiliates. Each of the named "unrelated" directors are also considered to be "outside" directors of the Corporation by virtue of the fact they are not officers or employees of the Corporation.

Guideline 4

The Board of Directors should appoint a nominating committee composed exclusively of outside directors with responsibility for proposing new nominees to the Board and assessing directors on an ongoing basis.

Comment:

The Corporate Governance Committee determines nominations to the Board. Nominations are generally the result of recruitment efforts by members of the Corporate Governance Committee and informal and formal discussions with members of the Board of Directors. At the present time, the Corporate Governance Committee is made up of three outside and unrelated directors.

Guideline 5

The Board of Directors should implement a process for assessing the effectiveness of the Board as a whole, its committees and the contribution of individual directors.

Comment:

The Board of Directors reviews, on an ongoing basis, the effectiveness of the Board as a whole, the Audit Committee, the Compensation Committee, the Safety, Health and Environment Committee and the Corporate Governance Committee and the contribution and effectiveness of individual directors. See "Guideline 9" for further details regarding these committees.

Guideline 6

The Corporation should provide an education and orientation program for new members of the Board of Directors.

Comment:

The Corporation has a formal orientation and education program for new members of the Board of Directors that has been prepared by management of the Corporation in order to ensure that new directors are familiarized with the Corporation's business and the procedures of the Board of Directors. In addition, new directors receive copies of Board material and other material regarding the business and operations of the Corporation (including recent annual reports, annual information forms, proxy solicitation materials and various other operating, property and budget reports) and are encouraged to visit and meet with management on a regular basis.

Guideline 7

The Board of Directors should examine its size to ensure that it facilitates effective decision making.

Comment:

The Board of Directors considers its size each year when it passes a resolution determining the number of directors to be elected at each annual meeting of shareholders. In determining its appropriate size, the Board of Directors considers such matters as what is the appropriate size to properly administer the affairs of the Corporation while maintaining a diversity of views and experience. The Board of Directors has considered its present size and has determined that at this time nine members is appropriate to effectively carry out the duties of the Board of Directors given the Corporation's current status. Nine nominees are proposed for election to the Board at the annual and special meeting. Historically, the Board has consisted of between six and eight persons. The Board increased its size during the 2003 year when it decided that a larger Board would be appropriate to reflect the change in the Corporation's status from an exploration company to a company that is in production and realizing revenues from operations.

Guideline 8

The Board should review the adequacy and form of compensation of directors to ensure that it reflects the responsibilities and risks involved.

Comment:

Currently, the directors who are not officers of the Corporation are entitled to receive director's fees of $12,000 per year and $1,000 per meeting attended. Directors are also entitled to receive an annual retainer of $2,000 per committee to which they are appointed. Directors are also entitled to participate in the Plan and to reimbursement for expenses incurred in attending directors' and shareholders' meetings. The Compensation Committee will periodically review the compensation paid to directors based on such factors as time commitment, comparative fees paid by other companies in the industry in North America, level of responsibility and the Corporation's current position as an emerging producing company that is starting to receive regular revenues from operations.

Generally, the Board of Directors meets a minimum of six times each year. In addition, the Board of Directors meets at other times when matters requiring its approval are raised and the timing is such that it is not prudent or possible to wait for a regularly scheduled quarterly meeting.

Guideline 9

Committees of the Board of Directors should be composed of outside directors, a majority of whom are unrelated.

Comment:

The Board of Directors currently has four subcommittees: the Audit Committee, the Compensation Committee, the Safety, Health and Environment Committee and the Corporate Governance Committee. Each of the committees is entirely comprised of outside and unrelated directors except for the Safety, Health and Environment Committee. Mr. MacGibbon, a related and inside director, is one of the members of the Safety, Health and Environment Committee. The functions of a nominating committee are performed by the Compensation Committee. From time to time, the Board of Directors will form ad hoc committees to consider specific transactions comprised of persons unrelated to the transaction.

A description of each of the committees of the Board of Directors is set forth below:

(a)

the Audit Committee, comprised of Messrs. Gibson, D. Ross and Beach, which has been given responsibility for reviewing the Corporation's financial reporting and monitoring the Corporation's internal controls and financial information systems (see Guideline 13 for a more detailed description of the Audit Committee's responsibilities);

(b)

the Compensation Committee, comprised of Messrs. Beach, McKenna and Gibson, which has been given responsibility for:

(i)

establishing and reviewing levels of salary, bonus, benefits and incentives provided to senior officers of the Corporation;

(ii)

considering terms of employment of senior officers of the Corporation; and

(iii)

making recommendations as to grants of options pursuant to the Plan;

(c)

the Safety, Health and Environment Committee, comprised of Messrs. Ashcroft, Cudney and MacGibbon, which has been given responsibility for:

(i)

monitoring the Corporation's operations to ensure that the Corporation adopts appropriate measures to comply with all applicable health, safety and environmental rules, laws, regulations, policies and practices; and

(ii)

working with the Corporation's environmental co-ordinator to prepare a safety, health and environmental orientation manual and a safety, health and environmental policy; and

(d)

the Corporation Governance Committee, comprised of Messrs. Lydall, Podolsky and Ashcroft, which has been given responsibility for:

(i)

asking members of management or others to attend meetings, or to provide information, relating to corporate governance practices;

(ii)

meeting with the Corporation's external counsel to discuss the Corporation's corporate governance policies and practices;

(iii)

approving and monitoring all related party transactions; and

(iv)

implementing structures to ensure that Board members function independently of management.

The Audit Committee has adopted a charter. The Board is in the process of considering charters for each of the other committees.

Guideline 10

The Board of Directors should assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues.

Comment:

The Board of Directors has assigned responsibility for the Corporation's approach to corporate governance issues to the Corporate Governance Committee.  The Corporate Governance Committee is currently conducting a review of the Corporation's corporate governance practices to ensure continued compliance with applicable stock exchange rules and applicable laws and as noted above, a review of new proposed OSC Guidelines.

Guideline 11

The Board of Directors and the Chief Executive Officer together should develop position descriptions for the Board of Directors and the Chief Executive Officer, involving the definition of the limits to management's responsibilities. In addition, the Board of Directors should approve or develop corporate objectives which the Chief Executive Officer is responsible for meeting.

Comment:

The Board of Directors responds to and, if it considers appropriate, approves, with such revisions as it may require, corporate objectives and recommended courses of action which have been brought forward by the President and Chief Executive Officer and management. In addition to those matters which must be approved by the Board of Directors by law, significant business activities and actions proposed to be taken by the Corporation are subject to approval by the Board of Directors.

Annual capital and operating budgets and significant changes thereto, long range plans, major changes in the organizational structure of the Corporation, annual financial statements, major acquisitions and dispositions, major financing transactions involving the issuance of shares, flow-through securities and the like, acquisitions of properties, long term contracts with significant cumulative financial commitments, appointments of senior executive officers, benefit plans, amendments to stock option plans, issuance of stock options and succession plans are all subject to approval of the Board of Directors or, where appropriate, a duly authorized committee of the Board of Directors.

In addition, the Board of Directors is responsible for overseeing the strategic direction of the Corporation, monitoring the performance of the Corporation's assets and assessing opportunities for and risks affecting the Corporation's business and assessing means to effectively deal with the same.

Guideline 12

The Board of Directors should have appropriate structures and procedures to ensure that it can function independently of management.

Comment:

In order to ensure that the Board of Directors can function independently of management, the unrelated directors of the Board and all Committees of the Board have implemented a practice to meet separately from the related director as an ad hoc subcommittee of the Board of Directors on a regular basis. The Corporate Governance Committee reviews the Board's procedures on an ongoing basis to ensure that it can function independently of management.

Guideline 13

The Audit Committee of the Board of Directors should be comprised only of outside directors. The Audit Committee should have direct communication channels with external auditors.

Comment:

The Audit Committee currently consists of three directors, Messrs. Gibson, D. Ross and Beach, each of whom is an outside and unrelated director. All members of the Audit Committee are financially literate, which includes the ability to read and understand the Corporation's financial statements; however, none of the members of the Audit Committee has accounting expertise. The Audit Committee meets on at least a quarterly basis with representatives of management and the Corporation's external auditors for the express purpose of reviewing the Corporation's quarterly and annual financial statements, the Corporation's financing plans and the adequacy of internal controls over financial and reporting systems and the effectiveness of the Corporation's management information systems. Commencing with the 2004 fiscal year, the Audit Committee is meeting directly with the Corporation's external auditors in the absence of management on at least a quarterly basis. The Audit Committee also reviews and recommends to the Board the approval of the auditors' fees.

Guideline 14

The Board of Directors should implement a system which enables individual directors to engage outside advisors at the Corporation's expense, in appropriate circumstances.

Comment:

Individual directors may engage outside advisors at the Corporation's expense and with the authorization of the Corporate Governance Committee in order to provide advice to the director for the purpose of assisting the director in performing his duties as a director of the Corporation. The Audit Committee may engage outside advisors at the Corporation's expense without any further authorization.

Additional Information

The Corporation will provide to any person, upon request to the Corporate Secretary of the Corporation, a copy of:

(a)

the Corporation's current annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference;

(b)

the Corporation's most recently filed annual financial statements, together with the accompanying report of the auditor, and any interim financial statements of the Corporation that have been filed for any period after the end of the Corporation's most recently completed financial year; and

(c)

this information circular

provided that the Corporation will require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation. Written requests for a copy of the foregoing documents should be directed to the Vice President Investor Relations and Corporate Affairs of the Corporation at FNX Mining Company Inc., 55 University Avenue, 7th Floor, Toronto, ON  M5J 2H7.

Directors' Approval

The contents and sending of this information circular have been approved by the directors of the Corporation.

DATED as of the 23rd day of March, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

(signed)

A.T. MacGibbon
President and Chief Executive Officer

SCHEDULE I

RESOLUTION OF THE SHAREHOLDERS OF
FNX MINING COMPANY INC.
AUTHORIZING FUTURE PRIVATE PLACEMENT FINANCINGS

BE IT RESOLVED THAT:

1.

the directors of the Corporation are hereby authorized to issue up to 50% of the number of common shares of the Corporation or securities convertible into common shares of the Corporation outstanding as at the date hereof pursuant to private placement financings during the period ending one year from the date hereof, subject to the following terms:

(a)

all private placement financings will be carried out by the Corporation in accordance with the guidelines of the Toronto Stock Exchange; and

(b)

each such private placement would be completed with purchasers substantially at arm's length to the Corporation and would not materially affect control of the Corporation; and

2.

any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Corporation may be necessary or desirable to carry out the terms of the foregoing resolution.

SCHEDULE II

NOTICE OF CHANGE OF AUDITORS

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Commission des valeurs mobilieres du Quebec

Ladies and Gentlemen

Re:

FNX Mining Company Inc.

We have read the Notice of FNX Mining Company Inc. dated November 6, 2003 and are in agreement with the statements contained in such Notice.

Yours very truly

KPMG LLP
Chartered Accountants

Toronto, Ontario

November 12, 2003

November 12, 2003

Alberta Securities Commission

410 - 310 5th Avenue S.W.

Calgary, Alberta  T2P 3C4

British Columbia Securities Commission

791 West Georgia Street

P.O. Box 10142, Pacific Centre

Vancouver, BC  V7Y 1L2

Commission des valeur mobilieres du Quebec

Stock Exchange Tower

800 Victoria Square

Box 246, 22nd Floor

Montreal, PQ  H4Z 1G3

Manitoba Securities Commission

1130 - 405 Broadway

Winnipeg, MB  R3C 3L6

Ontario Securities Commission

Suite 1800, Box 55

20 Queen Street West

Toronto, Ontario  M5H 3S8

Dear Sirs:

Re:  FNX Mining Company Limited

Pursuant to National Policy No. 31, we confirm that we have read the Company's Notice of Change of Auditor dated November 6, 2003, and based upon our knowledge of the information at this date, we concur with the information contained therein.

Yours very truly,

(Signed) "Smith, Nixon & Co. LLP"

R.J.W. Reid